January 24, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4238

Attention:  Mr. Craig Arakawa, Accounting Branch Chief Office of Beverages, Apparel and Mining.

Re:	Mail Stop 3561, Caledonia Mining Corporation Plc
Form 20-F for the Year Ended December 31, 2016
Filed March 30, 2017
File No. 000-13345

Dear Mr. Arakawa:

Below we provide our response to your letter dated December 8, 2017 regarding the Form 20-F for the Year Ended December 31, 2016 (the “Filing”). For ease of reference, we have repeated the Staff comments in italicized font type and followed each comment with our response.

Response:

Form 20-F for the Year Ended December 31, 2016

Item 4 - Information on the Company

B. Business Overview

Mineral Reserves – December 31, 2016, page 23

1.	We note your disclosure on page 23 stating Blanket Mine has reported a conversion of resources to reserves of 106% for the year. Please clarify your disclosure by telling us the percentage of total resources present at the beginning of the year that were converted to reserves and separately, the percentage of any additional resources discovered during the year, such that the total is 106% as stated in the filing. Please clarify the methodology used to calculate your conversion of resources.

The method of calculation of the conversion of resources as requested differs from the method used by Caledonia Mining Corporation Plc (“the Company”) in that the requested method expresses the conversion rate relative to the total resource while the Company’s method expresses the success rate of the conversion relative to the reduction in tonnage of the remaining inferred resources subsequent to the removal of the upgraded blocks. Table 1 presents the requested method and Table 2 presents the methodology followed by the Company.

Head Office: Caledonia Mining Corporation Plc

3rd floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | www.caledoniamining.com

Directors: Leigh Wilson (Chairman), Steve Curtis,

Johan Holtzhausen, Mark Learmonth, John Kelly, John McGloin

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Table 1 Resource conversion calculation – (requested method)
Item	Tonnes	Ref
Total resources as at 31 December 2015	7,339,000	A

Tonnage of inferred resources upgraded	622,000	C
Upgrade as a percentage of total resource	8.5%	=C/A

Net new/additional indicated and measured resources added during 2016	88,000	D
Percentage of total resource	1.2%	=D/A

Combined upgraded and new resources	710,000	=C+D
Percentage of total resource	10%	=(C+D)/A

Management proposes the following expanded disclosure to Item 4 Information on the Company, B. Business Overview in our future filings.

“Blanket Mine has reported a conversion of inferred resources to indicated and measured resources that are included in the life-of-mine plan with a success rate of 106% for the Year. While Blanket Mine has recorded a conversion of inferred resources to measured and indicated resources of approximately 100% over the past 10 years, this high rate of conversion cannot be assumed to occur in future.”

In addition to the above, management proposes to include a table similar to Table 2 disclosing the extent to which inferred resources have been converted.

Table 2 Resource conversion calculation – (Company method)
Item	Tonnes	Ref
Total inferred resources as at 31 December 2015	2,592,000	A
Initial tonnage of the inferred resource blocks upgraded	667,000	B

Tonnage upgraded to indicated and measured resources	622,000	C
Percentage of initial tonnage of inferred resource blocks	93%	=C/B

Net new/additional indicated/measured resources added during 2016	88,000	D
Percentage of initial tonnage of inferred resource blocks	13%	=D/B

Combined upgraded resources	710,000	=C+D
Percentage of initial tonnage of inferred resource blocks	106%	=(C+D)/B

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Financial Statements

Notes to the Consolidated Financial Statements

3. Use of estimates and judgements

(a) Judgements, assumptions and estimation uncertainties

i) Depreciation of Property, plant and equipment, page F-7

2.	We note your disclosure under this heading identifies depletion and the determination of mineral reserves and the portion of mineral resources expected to be extracted economically as a significant accounting judgment and estimate. Please expand your disclosure to explain the nature of the judgements and estimates made by management in determining the useful lives and depletion of your mineral properties providing details sufficient to understand the underlying assumptions used and other uncertainties related to the application and determination of your accounting policy. Please refer to paragraphs 122 through 133 of IAS 1.

Management proposes the following expanded disclosure to section (a) i) Depreciation of Property, plant and equipment – page F-7 in our future filings.

“The Group estimates its reserves (proven and probable) and resources (measured, indicated and inferred) based on information compiled by a Qualified Person in terms of the Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) relating to geological and technical data of the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires geological and engineering judgements to interpret the data. These judgements include:

•	correlation between drill-holes intersections where multiple reefs are intersected;

•	continuity of mineralization between drill-hole intersections within recognized reefs; and

•	appropriateness of the planned mining methods.

The Group estimates and reports reserves and resources in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards for Mineral Resources and Mineral Reserves. Complying with the CIM code NI 43-101 requires the use of reasonable assumptions to calculate the recoverable resources. These estimates include:

•	the gold price based on current market price and the Group’s assessment of future prices;
•	estimated future on-mine costs, sustaining and non-sustaining capital expenditures;
•	future non-sustaining capital investment;
•	cut-off grade;
•	dimensions and extent, determined both from drilling and mine development, of ore bodies; and
•	planned future production from measured, indicated and inferred resources.”

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4. Significant Accounting Policies

(e) Property, Plant and Equipment

(iv) Depreciation, page F-14

3.	Please disclose in greater detail the type(s) of resources (measured, indicated and/or inferred) included in your depletion policy, how you determine the portion of resources included and your history of economic recovery of such resources.

Management proposes the following expanded disclosure to section (e) Property, plant and equipment, iv) Depreciation – page F-14 in our future filings.

“On commencement of commercial production, depreciation of mine development, infrastructure and other assets is calculated on the unit-of-production method using the estimated measured, indicated and inferred resources which are planned to be extracted in terms of Blanket’s life-of-mine plan (“LoMP”). Resources that are not included in the LoMP are not included in the calculation of depreciation.

Inferred resources are included in the LoMP to the extent that there is a successful history of upgrading inferred resources. Blanket reports its resources inclusive of reserves. As a result, resources included in the LoMP and hence in the calculation of depreciation include material from measured, indicated and inferred resource classes as detailed below under the following types of resources:

•	Measured resources – all proven reserve blocks plus 50% of the remnant pillar blocks.
•	Indicated resources – all probable reserves plus indicated resources which occur within the mine extent as defined by the LoMP infrastructure.
•	Inferred resources – inferred resources (discounted by approximately 30%) that are well defined in terms of geometry (position, width, extent) falling within the planned infrastructure as per the LoMP.

Inferred resources are included in the LoMP if it is expected that the inferred resources can be economically recovered in the future. Economic recovery is expected if a history can be proven that the recovered grade of the inferred resources exceeded the pay limit grade and when this trend can be expected in the future. Refer to note 13 for the evaluation of the pay limit”

Management proposes to add the following to note 13 of the consolidated financial statements in future filings.

“Economic recovery

Economic recovery of inferred resources is demonstrated by the achieved recovered grade relative to the mine’s pay limit for the period 2006 to 2015. The pay limit has ranged from 2.3 g/t in 2008 to 1.9 g/t in 2014 while the recovered grade has ranged from 4.0 g/t to 3.3 g/t over the period. All-in-sustaining-cost has remained consistently below the gold price received over this period resulting in economic recovery of the inferred resources.”

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Closing Comments

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Filing, Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

We are available to discuss any of the foregoing at your convenience. Please contact either the undersigned by telephone at +44 1534 679 800 or by email at marklearmonth@caledoniamining.com should you wish to so discuss.

Sincerely,

THE COMPANY

/s/ Mark Learmonth

Mark Learmonth

(Chief Financial Officer)

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